UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Maxygen, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

577776107

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 577776107	Page 2 of 4 Pages

1.	Names of Reporting Persons. IRS Identification Nos. of above persons (entities only). Russell J. Howard
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,402,500[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,402,500[1]
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,402,500[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.8%
12.	Type of Reporting Person (See Instructions) IN

[1]	Consists solely of shares that are subject to options that are exercisable within 60 days of December 31, 2012.

CUSIP No. 577776107	Page 3 of 4 Pages

Item 1(a).	Name of Issuer

Maxygen, Inc.

Item 1(b).	Address of Issuers’ Principal Executive Offices

411 Borel Avenue, Suite 616 San Mateo, California 94402

Item 2(a).	Name of Persons Filing

Russell J. Howard

Item 2(b).	Address of Principal Business Office

265 Sobrante Way, Suite T Sunnyvale Ca. 94086

Item 2(c).	Citizenship

Russell J. Howard Australia

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.0001

Item 2(e).	CUSIP Number

577776107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 2(c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information in items 1 and 5 through 11 on the cover pages (page 2) on Schedule 13G is hereby incorporated by reference.

CUSIP No. 577776107	Page 4 of 4 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7 .	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 2013	/s/ Russell J. Howard
Russell J. Howard